UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN
REGISTERED INVESTMENT COMPANIES

I.     General Identifying Information

1.  Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[   ]  Merger

[X]  Liquidation

[   ]  Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]  Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:

Anchor Pathway Fund

3.  Securities and Exchange Commission File No.:

811-05157

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[   ]  Initial Application     [X]  Amendment

5.  Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1 SunAmerica Center, Los Angeles, CA 90067-6022

6.  Name, address and a telephone number of individual the Commission staff should contact with any questions regarding this form:

Nori L. Gabert
2929 Allen Parkway
Houston, Texas 77019
Telephone: (713) 831-5165

7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Capital Research and Management Company (Investment Adviser)
333 South Hope Street
Los Angeles, California 90071

AIG SunAmerica Asset Management Corp (Business Manager)
Harborside Financial Center
3200 Plaza 5
Jersey City, New Jersey 07311

State Street Bank and Trust Company (Transfer Agent and Custodian)
225 Franklin Street
Boston, Massachusetts 02110

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.  Classification of fund (check only one):

[X]  Management company;

[   ]  Unit investment trust; or

[   ]  Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

[X]  Open-end     [   ]  Closed-end

10.  State law under which the fund was organized or forward (e.g., Delaware, Massachusetts):

Massachusetts

11.  Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Adviser:
Capital Research and Management Company
333 South Hope Street
Los Angeles, California 90071

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

N/A

13.  If the fund is a unit investment trust ("UIT") provide:

N/A

(a)  Depositor's name(s) and address(es):

(b)  Trustee's name(s) and address(es):

14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[X]  Yes     [   ]  No

If Yes, for each UIT state:

Name(s): Variable Separate Account of AIG SunAmerica Life Assurance Company

File No.: 002-86837/811-03859

Business Address: 1 SunAmerica Center, Los Angeles, CA 90067-6022

15.  (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes     [   ]  No

If Yes, state the date on which the board vote took place:

June 15, 2004

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[   ]  Yes     [X]  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

No shareholder vote was required because an SEC Order under Sections 26(b) and 17(b) of the Investment Company Act of 1940, dated December 15, 2003, allowed for the substitution of shares of the Registrant.

II.     Distributions to Shareholders

16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes     [   ]  No

(a)  If Yes, list the date(s) on which the fund made those distributions:

January 16, 2004

(b)  Were the distributions made on the basis of net assets?

[X]  Yes     [   ]  No

(c)  Were the distributions made pro rata based on share ownership?

[X]  Yes     [   ]  No

(d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:

Were any distributions to shareholders made in kind?

[X]  Yes     [   ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

100% owned by Variable Separate Account of AIG SunAmerica Life Assurance Company.

17.  Closed-end funds only:

N/A

Has the fund issued senior securities?

[   ]  Yes     [   ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[X]  Yes     [   ]  No

If No,

(a)  How many shareholders does the fund have as of the date this form is filed?

N/A

(b)  Describe the relationship of each remaining shareholders to the fund:

N/A

19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]  Yes     [X]  No

If Yes, described briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed? (See question 18 above)

[   ]  Yes     [X]  No

Final NSAR filed on October 5, 2004, Accession Number 0000814150-04-000013, showing that the fund has no assets.

If yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)  Why has the fund retained the remaining assets?

(c)  Will the remaining assets be invested in securities?

[   ]  Yes     [   ]  No

21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ]  Yes     [X]  No

If Yes,

(a)  Describe the type and amount of each debt or other liability:

(b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.     Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or Liquidation:

There were no expenses incurred by the Registrant, any expenses incurred in the Liquidations were paid by AIG SunAmerica Life Assurance Company.

(i)  Legal expenses:

(ii)  Accounting expenses:

(iii)  Other expenses (list and identify separately):

(iv)  Total expenses (sum of lines (i) - (iii) above):

(b)  How were those expenses allocated?

(c)  Who paid those expenses?

(d)  How did the fund pay for unamortized expenses (if any)?

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ]  Yes     [X]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

An application was filed by AIG SunAmerica Life Assurance Company and Variable Separate Account of AIG SunAmerica Life Assurance Company:

Notice: November 18, 2003; Release No. IC-26257; File No. 812-12922
Order: December 15, 2003; Release No. IC-26293; File No. 812-12922

V.     Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

[   ]  Yes     [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation?

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ]  Yes     [X]  No

If Yes, describe the nature and extent of those activities:

VI.     Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

(b)  State the Investment Company Act file number of the fund surviving the Merger:

(c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Anchor Pathway Fund, (ii) he or she is the Vice President and Assistant Secretary of Anchor Pathway Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Nori L. Gabert Nori L. Gabert Vice President and Assistant Secretary